Filed Pursuant to Rule 253(g)(2)

File No. 024-10951

Otis Gallery LLC

335 Madison Ave, 16th Floor

New York, NY 10017

(201) 479-4408; www.withotis.com

SUPPLEMENT NO. 2 DATED MARCH 5, 2020

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 4

DATED JANUARY 16, 2020

This Supplement No. 2, dated March 5, 2020 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Post-Qualification Offering Circular Amendment No. 4, dated January 16, 2020, of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), which amendment forms a part of the Offering Circular of Otis Gallery LLC qualified on July 17, 2019, as previously amended, and as supplemented by the Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission on January 22, 2020 (as may be further amended and supplemented, the “Offering Circular”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is solely to update the disclosures in the Offering Circular with respect to particular series of our company as related to the sale of such series’ underlying assets. Except as specifically set forth in this supplement, the Offering Circular remains unchanged.

Series Drop 006

On March 4, 2020, Series Drop 006 resold the Series Drop 006 Asset to our manager, prior to launch of the offering of Series Drop 006 Interests, in exchange for cancellation of a note in the original principal amount of $78,000. The note did not bear any interest, and the obligation of Series Drop 006 to make any payments under the note terminated upon the closing of the sale. Series Drop 006 is not in default under the note.

The following are hereby deleted:

•                  The sections titled “Use of Proceeds to Issuer—Series Drop 006” and “The Underlying Assets—Series Drop 006”;

•                  The paragraphs referring to the Series Drop 006 Asset in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resevers” and “Interest of Management and Others in Certain Transactions”; and

•                  All other references to Series Drop 006 and the Series Drop 006 Asset contained in the Offering Circular, including in the table of contents and the Series Offering Table.

Series Drop 007

On March 4, 2020, Series Drop 007 resold the Series Drop 007 Asset to our manager, prior to launch of the offering of Series Drop 007 Interests, in exchange for cancellation of a note in the original principal amount of $56,250. The note did not bear any interest, and the obligation of Series Drop 007 to make any payments under the note terminated upon the closing of the sale. Series Drop 007 is not in default under the note.

The following are hereby deleted:

•                  The sections titled “Use of Proceeds to Issuer—Series Drop 007” and “The Underlying Assets—Series Drop 007”;

•                  The paragraphs referring to the Series Drop 007 Asset in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resevers” and “Interest of Management and Others in Certain Transactions”; and

•                  All other references to Series Drop 007 and the Series Drop 007 Asset contained in the Offering Circular, including in the table of contents and the Series Offering Table.